PSP Swiss Property AG
Kolinplatz 2
CH-6300 Zug
Tel. +41 (0)41 728 73 83
Fax +41 (0)41 728 73 84
www.psp-swissproperty.ch

03 MAR 25 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
US-Washington, D.C. 20549

03007637

Our Ref.: Yolanda Berner
Direct phone No.: +41 1 625 50 09

Zug, 20 March 2003

PSP Swiss Property Ltd – Exemption Under Rule 12g3-2(b)
Exemption No. 82-5052

SUPPL

Ladies and Gentlemen

Please find enclosed the Annual Report 2002 as well as the press releases since 1 July 2002 of PSP Swiss Property Ltd, a corporation organised under the law of Switzerland (the "Company"), a foreign private issuer exempt from the registration and reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act", pursuant to the exemption order issued on 17 April 2000 (file number 82-5052) under Rule 12g3-2(b) of the Exchange Act, as filed with the SWX Swiss Exchange.

If you have any questions regarding the enclosed material, please do not hesitate to contact us.

Yours very truly

PSP Swiss Property Ltd

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Luciano Gabriel
Chief Financial Officer

Vasco Cecchini
Investor Relations

dlw 3/28

Enclosures:
2 Annual Reports, English
2 Annual Reports, German
Press releases since 1 July 2002

psp Swiss Property

Press Release

PSP Swiss Property Group expands its real estate portfolio

Acquisition of two attractive properties in Geneva

Glattbrugg, 19 July 2002 – Within its investment strategy, PSP Swiss Property Group has acquired two attractive business properties in the city of Geneva for an investment sum of CHF 137 million. The net yield of this investment is 5.8%.

Property Rue du Marché 40, Geneva

The building is situated at one of the most frequented shopping streets in Geneva. The property has a total rentable surface of 5 047 m^2, approximately half of which is let for office respectively retail use. All surfaces are let to 100%, and long-term lease contracts exist with the current tenants.

Property Rue des Bains 33-35, Geneva

The fully occupied office building has a rentable surface of 12 136 m^2 as well as 255 parking lots. The building located in the municipal district of Plainpalais is in close vicinity to the city centre. Long-term leases with first-class tenants are in place.

Further information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication of 2002 half-year financial figures
20 August 2002

Publication of 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company

PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Swiss Property

Press Release

Planned Changes in Executive Management at PSP Swiss Property

Zurich, 20 August 2002. Luciano Gabriel, Head of Asset Management at PSP Swiss Property, has been named as future CFO by the Board of Directors. He will take over this additional responsibility from the current CFO, Felix Fischer, on 1 January 2003. In accordance with his original intentions, Felix Fischer will leave the company at the end of February 2003.

Piero Ruprecht, Head of Construction Services, will be stepping down from the Group's Executive Management at the end of this year, but will remain responsible for the construction services within the division Property Management.

After working as a research assistant in the economics department of the University of Berne, Luciano Gabriel was employed by Union Bank of Switzerland in Zurich, London and Milan for 15 years. During this time he held management positions in the areas of corporate finance, risk management, international corporate account management and business development. From 1998 until the beginning of 2002 he was responsible for Group Treasury and Corporate Finance at Zurich Financial Services.

Felix Fischer joined PSP Swiss Property as CFO when the company went public in 2000, and has remained in this position throughout the three years. Now, in accordance with his original intentions, he has decided to resign from PSP Swiss Property as from the end of February 2003.

The Board of Directors would like to thank Felix Fischer for his exemplary and tireless efforts, his excellent level of professional skill and his communicative abilities, all of which have contributed to the excellent positioning which PSP Swiss Property currently enjoys among domestic and international investors. Felix Fischer will continue to offer his services to PSP Swiss Property in connection with special projects.

From 1 January 2003, the Executive Management of PSP Swiss Property will be structured as follows:

Fritz Jörg	CEO and member of the Board of Directors
Peter Abplanalp	COO
Hans Peter Egloff	Head Property Management (including Construction Services)
Luciano Gabriel	CFO (including Asset Management)

Further information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Tel. +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication of 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at best locations in Swiss economic centres. The company manages its own portfolio as well as properties owned by third parties valued at more than CHF 11 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Valor 1042810)

Press Release

Positive Operating Results. Stable Property Values Due to High Quality.

PSP Swiss Property Group reports good operational results for the first half-year 2002

Zurich, 20 August 2002.

- **Expansion of the real estate portfolio to CHF 2 350.3 million in the first half-year.**
- **Increase of the consolidated EBITDA (before net changes in fair value of real estate investments) by 43.6%, to CHF 64.3 million.**
- **Earnings per share excluding gains on real estate investments increased by 23.8% from CHF 4.28 to CHF 5.30, compared to the first half of 2001.**
- **Earnings per share including changes in real estate investments dropped from CHF 17.00 to CHF 5.45.**
- **The net asset value per share - after dividend payment in April 2002 - was CHF 189.40.**

During the reporting period, rental income increased by CHF 14.8 million, or 27.1%, to CHF 69.3 million in comparison to the first half of 2001. This increase is largely attributable to last year's additions to the portfolio. At CHF 15.9 million, income from real estate services remained close to the level of the previous year. Consolidated operating income amounted to CHF 88.7 million, which includes a CHF 1.6 million increase in the market value of properties and CHF 1.9 million profit generated from the investment in WTF. In the first half year 2002 the increase in fair value of real estate investments amounted to CHF 1.6 million, compared to the extraordinarily high revaluation gain of CHF 98.2 million due to acquisitions during the same period of last year. Consolidated operating expenses fell by CHF 3.8 million, or 14.0%, to CHF 23.1 million. During the first half of 2002 maintenance and renovation expenses were exceptionally low. In comparison to the previous year, fees to subcontractors declined, as substantially less external services were required. These variations in income and expenses resulted in a decrease in operating income before financial expenses by CHF 77.2 million, or 54.1%, to CHF 65.5 million. While financial expenses of CHF 15.6 million virtually matched last year's figure, tax expenses fell by 69.3% to CHF 8.7 million. This reduction is directly caused by the marked decrease in valuation gains, which resulted in a correspondingly high reduction of deferred income taxes. Net income fell by 58.5% to CHF 41.3 million. Net income

excluding gains on real estate investments increased by CHF 15.1 million, or 60.5%, to CHF 40.1 million, compared to the same period of last year.

Outlook 2002

PSP Swiss Property is confident that operating income will continue to grow despite difficult market conditions, due to the good locations and high quality of the properties in its real estate portfolio. For this year, consolidated EBITDA (before net changes in fair value of real estate investments and results from the investment in WTF) is expected to be in the range of CHF 120 million. Based on the revaluation of the properties at the end of 2002, an increase of the fair value of real estate investments of between CHF 5 and 20 million is expected. Earnings generated from the investment in WTF should amount to CHF 5 million.

The most important key financial figures are attached to the press release.

Further Information
PSP Swiss Property Group
Felix Fischer, Chief Financial Officer
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of CHF 2.4 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at more than CHF 12 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810)

The Interim Report 2002 is available on the Internet www.psp.info (Investor Relations / Publications / Financial reports), or can be ordered at Investor Relations.

Overview of Consolidated Key Financial Figures

PSP Swiss Property Group	1 January to 30 June 2001	1 January to 30 June 2002
Key financial figures (in CHF 1 000)		
Rental income	54 541	69 306
Net changes in fair value of real estate investments	98 232	1 550
Income from management services	16 838	15 860
EBITDA[1]	44 797	64 340
Net income	99 358	41 278
Cash flow from operating activities	39 871	65 432
Total assets	2 179 504	2 462 934
Real estate investments	2 114 746	2 350 279
Shareholders' equity	1 073 063	1 430 917
Shareholders' equity in % of total fixed assets	50.3%	59.1%
Return on equity[2]	19.2%	5.7%
Key operating figures		
Number of properties	123	120
Implied yield, gross	6.3%	6.2%
Implied yield, net	5.2%	5.4%
Vacancy rate	4.0%	3.5%
Employees	174	183
Per share figures (in CHF)		
Earnings per share (EPS)[3]	17.00	5.45
EPS excluding gains on real estate investments[3,4]	4.28	5.30
Cash flow from operating activities per share[3]	6.82	8.64
Net asset value per share (NAV)	183.86	189.40
NAV per share before deferred taxes	191.81	196.88
Share price (high/low)	157.25/148.00	159.50/146.00

[1] Before net changes in fair value of real estate investments

[2] Annualised net income in proportion to weighted shareholders' equity

[3] Based on weighted average number of shares

[4] Basis: net income before net changes in fair value of own real estate investments and those of associated companies, before realised income on property sales and all related taxes

PSP Swiss Property

Press Release

PSP Swiss Property takes over the Zurich-based Verral Group

Glattbrugg, 19 December 2002 – PSP Swiss Property Ltd has acquired all the shares of Verral SA, a holding company based in Zurich. The real estate portfolio held by the Verral Group is located in Zurich West, a market area which is viewed by PSP Swiss Property as having potential for growth in the future. Zürcher Kantonalbank was responsible for managing the transaction on behalf of the sellers.

Through two subsidiaries, the Verral Group owns eight office buildings and a parking garage, all located in the Zurich West area (Hardturmstrasse/Förrlibuckstrasse). Zurich West plays a significant role in the plans for development of the city, and is attractive due to its excellent infrastructure and its proximity to the city center. Development over recent years and current planning trends make Zurich West an extremely promising business area, which also offers a variety of cultural and residential opportunities.

The parties have agreed not to disclose the acquisition price of the shares. The portfolio price for the properties amounts to approximately CHF 360 million. On the basis of this value, the expected net yield of the portfolio for 2003 is 5.4% (including vacancies of 11.5%). The portfolio has a diversified tenant base and a balanced expiry of lease contracts. Despite the current weakness in the economy, PSP Swiss Property is convinced that it will be able to generate future added value in this developing area which is so important to the city of Zurich.

With this significant acquisition, PSP Swiss Property has increased the proportion of its target investment region Zurich to over 55%, based on the new total portfolio value of around CHF 2.7 billion. This transaction demonstrates PSP Swiss Property's focussed investment strategy in strategically important economic areas.

Zürcher Kantonalbank advised the sellers, carrying out a multi-level private auction.

Real estate portfolio

Office area	129'067 m^2
Retail area	0 m^2
Residential area	2'166 m^2
Other area	6'731 m^2
Total rentable area	137'964 m^2
Parking spaces	1'680
Gross potential income p.a.	CHF 28.6 million
Vacancy rate	11.5%
2003 expected yield, net (including vacancies)	5.4%

Further Information
PSP Swiss Property Group
Luciano Gabriel
Vasco Cecchini, Investor Relations
Feldeggstrasse 5
CH-8152 Glattbrugg
Phone +41 (0)1 625 57 57
Fax +41 (0)1 625 58 25
investor.relations@psp.info
www.psp.info

Agenda
Publication 2002 financial figures
4 March 2003

Ordinary annual general meeting 2003
8 April 2003, Kongresshaus Zurich

PSP Swiss Property Group – Leading Swiss Real Estate Company
PSP Swiss Property Group is the leading property company in Switzerland, with a portfolio of approximately CHF 2.7 billion at prime locations in Swiss economic centres. The company manages its own portfolios as well as properties owned by third parties valued at some CHF 12 billion. In Switzerland, PSP Swiss Property Group is represented at eight locations with approximately 180 employees. It is the objective of PSP Swiss Property Group to achieve above-average increases in profits and in value for both, its own as well as its managed third-party portfolios.
(SWX Swiss Exchange - Symbol: PSPN, Security number: 1042810)